Mail Stop 6010

April 4, 2007

Adrian T. Dillon
Chief Financial Officer
5301 Stevens Creek Blvd.
Santa Clara, California 95051

RE: Agilent Technologies, Inc.
        Form 10-K for the fiscal year ended October 31, 2006
        Filed December 22, 2006
        File No. 001-15405

Dear Mr. Dillon:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant